April 2, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Tiffany Posil, Esq.

Special Counsel

Office of Mergers & Acquisitions

Re:	Newell Brands Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 23, 2018

File No. 001-09608

Dear Ms. Posil:

Set forth below are the responses of Newell Brands Inc. (“we”, “Newell” or the “Registrant”) to the comments contained in your letter, dated March 30, 2018 (the “Staff Letter”), relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) filed by the Registrant on March 23, 2018. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Staff Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bolded italics below.

Background of the Starboard Solicitation, page 10

1.	Please disclose whether Mr. Polk or Mr. Smith initiated the conversation on March 18, 2018 and, if it was not initiated by Mr. Polk, remove the reference to “ongoing outreach to shareholders.”

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure in the Preliminary Proxy. Please see page 13.

2.	Please revise the disclosure regarding Starboard’s March 20, 2018 press release to remove the reference to a letter to shareholders since it does not appear that Starboard issued a letter to shareholders on that date.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure in the Preliminary Proxy. Please see page 13.

Tiffany Posil, Esq

Office of Mergers & Acquisitions

Securities and Exchange Commission

April 2, 2018

3.	We note disclosure in this section emphasizing that Starboard only recently began accumulating shares of the Company. Please provide similar disclosure for Mr. Icahn and his affiliates since it appears they began accumulating shares of the Company on or about the same date as Starboard.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure in the Preliminary Proxy. Please see page 10.

Form of Proxy Card

4.	Please provide a means for shareholders to withhold authority to vote for each nominee in accordance with Rule 14a-4(b)(2). In addition, since the election of directors is contested and appears to be subject to a plurality voting standard, please remove the options to vote “against” and to “abstain” from voting on the election of directors or advise us why you believe these voting options are appropriate.

Response: We acknowledge the Staff’s comment and have revised the applicable disclosure in the form of proxy card included with the Preliminary Proxy. Please see the form of proxy card.

Please call me at (201) 610-6751 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Proxy. Thank you for your attention to this matter.

Very truly yours,

/s/ Raj Dave
Raj Dave
Chief Securities Counsel and Assistant Corporate Secretary
Newell Brands Inc.

cc:	Michael B. Polk, Chief Executive Officer

Patrick D. Campbell, Chairman of the Board

Bradford R. Turner, Chief Legal and Administrative Officer and Corporate Secretary

Joel T. May, Jones Day